Exhibit (a)(1)(vii)

This announcement is not an offer to purchase or a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated July 12, 2011 and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer, and extend the Offer to holders of Shares, in any such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(Including the Associated Preferred Stock Purchase Rights)

of

Temple-Inland Inc.

at

$30.60 Net per Share

by

Metal Acquisition Inc.

a wholly owned subsidiary of

International Paper Company

Metal Acquisition Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of International Paper Company, a New York corporation (“Parent”), is offering to purchase all outstanding shares of common stock, $1.00 par value per share, together with the associated preferred stock purchase rights (the “Shares”), of Temple-Inland Inc., a Delaware corporation (the “Company”), at $30.60 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 12, 2011 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M.,

EASTERN TIME, ON AUGUST 9, 2011, UNLESS THE OFFER IS EXTENDED.

The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The Purchaser currently intends, as soon as practicable after completion of the Offer, to seek maximum representation on the Company’s Board of Directors and to seek to have the Company consummate a merger or other similar business combination with the Purchaser (or one of its subsidiaries) (the “Proposed Merger”). Pursuant to the Proposed Merger, each then outstanding Share not owned by Parent or Purchaser (or one of its subsidiaries) would be converted into the right to receive an amount in cash equal to the highest price per Share paid in the Offer.

The Offer is being made without the prior approval of the Company’s board of directors.

The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by Parent and its subsidiaries (including the Purchaser), represents at least a majority of the total number of shares outstanding on a fully diluted basis, (2) the Company’s Board of Directors redeeming the associated preferred stock purchase rights or the Purchaser being satisfied, in its reasonable discretion, that the rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger, (3) the Company’s Board of Directors having approved the Offer and the Proposed Merger under Section 203 of the Delaware General Corporation Law (“DGCL”) or the Purchaser being satisfied, in its reasonable discretion, that Section 203 of the DGCL is inapplicable to the Offer and the Proposed Merger, (4) the Purchaser’s nominees constituting a majority of the Company’s Board of Directors, (5) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any similar waiting periods required under the antitrust laws of other countries, applicable to the purchase of Shares under this Offer having expired or been terminated as described in the Offer to Purchase and (6) the Company not having entered into or effectuated any agreement or transaction with any person or entity that, in the Purchaser’s reasonable judgment, has the effect of impairing the Purchaser’s or Parent’s ability to acquire the Company or otherwise diminishing the expected value to Parent of the acquisition of the Company. The Offer is also subject to the other conditions described in the Offer to Purchase. If any such condition is not satisfied, the Purchaser may (i) terminate the Offer and return all tendered Shares to tendering stockholders, (ii) extend the Offer and, subject to withdrawal rights as set forth below, retain all such Shares until the expiration of the Offer as so extended, (iii) waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered prior to the expiration of the Offer and not withdrawn or (iv) delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer. The Offer is not conditioned on the Purchaser obtaining financing.

The term “Expiration Date” means 5:00 p.m., Eastern time, on August 9, 2011, unless the Purchaser, in its sole discretion, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires. Any extension of the Offer will be followed as promptly as practicable by a public announcement. Such announcement will be made no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date.

After the expiration of the Offer, if all of the conditions to the Offer have been satisfied or waived, but not 100% of the Shares have been tendered, the Purchaser may, subject to certain conditions, include a subsequent offering period of at least three business days to permit additional tenders of Shares. No withdrawal rights apply to Shares tendered in a subsequent offering period, and no withdrawal rights apply during a subsequent offering period with respect to Shares previously tendered in the Offer and accepted for payment. The Purchaser does not currently intend to include a subsequent offering period, although the Purchaser reserves the right to do so.

For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment tendered Shares when, as and if the Purchaser gives oral or written notice to the Depositary of its acceptance for payment of the tenders of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made only after valid tender of the Shares, such valid tender occurring when (i) the Depositary receives at one of its addresses set forth on the back cover of the Offer to Purchase (a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal and (b) certificates for the Shares (including, if the Distribution Date occurs, certificates for the Rights) to be tendered or delivery of such Shares pursuant to the procedures for book-entry transfer described in the Offer to Purchase (and a confirmation of such delivery including an Agent’s Message (as defined in the Offer to Purchase) if the tendering stockholder has not delivered a Letter of Transmittal), in each case by the Expiration Date, or (ii) the guaranteed delivery procedure described in the Offer to Purchase is complied with.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer. Thereafter, such tenders are irrevocable, except that they may be withdrawn after September 9, 2011, unless such Shares have been accepted for payment as provided in the Offer to Purchase. To withdraw tendered Shares, a written, telegraphic, telex or facsimile transmission notice of withdrawal with respect to such Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the certificates evidencing the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

The receipt of cash in the Offer will be a taxable transaction for U.S. federal income tax purposes. Stockholders should consult their tax advisors about the particular effect the proposed transactions will have on their Shares and the tax consequences to them of participating in the Offer (including the application and effect of any state, local or foreign income and other tax laws).

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and the related Letter of Transmittal and is incorporated herein by reference.

A request is being made to the Company for the use of its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both in their entirety before any decision is made with respect to the Offer.

Any questions or requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective telephone numbers and addresses set forth below. Additional copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies, and such copies will be furnished promptly at the Purchaser’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th floor

New York, New York 10022

Shareholders may call toll free (877) 456-3488

Banks and Brokers may call collect (212) 750-5833

The Dealer Managers for the Offer are:

Evercore Group L.L.C. 55 East 52nd Street New York, New York 10055 Toll free: (877) 993-2673	UBS Securities LLC 299 Park Avenue New York, New York 10171 Toll free: (855) 565-0223

July 12, 2011

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